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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 1

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

Cordia Corporation

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(Name of Issuer)

Common Stock, Par Value $.001 Per Share

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(Title of Class of Securities)

21850P.200

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(CUSIP Number)

Geils Ventures LLC

1866 Leithsville Road, #301

Hellertown, Pennsylvania 18055

(800) 875-3660

May 25, 2006

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(Date of Event Which Requires Filing of This Statement)

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The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

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CUSIP NO. 21850P.200

1.  Name of Reporting Person.

Geils Ventures LLC

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2.  Check the appropriate box if a member of a group*

(A)

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(B)

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3.  SEC Use Only

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4.  Source of Funds

See Item 3.

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5.  Check Box if Disclosure of Legal Proceedings Are Required Pursuant to Items

    2(d) or 2(e)                                                             I__I

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6.  Citizenship or Place of Organization

Florida

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Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power

   2,000,000

8.   Shared Voting Power

                 0

9.   Sole Dispositive Power

   2,000,000

10.  Shared Dispositive Power

           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   I__I

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13.  Percent of Class Represented by Amount in Row (11)

34.4%

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14.  Type of Reporting Person

00 (Limited Liability Company)

ITEM 1.  Security and Issuer

This statement relates to the acquisition by Geils Ventures LLC, a Florida limited liability company ("Geils"), of 10,000,000 shares of common stock of CyberOpticLabs, Inc., a Nevada corporation (the "Issuer").The principal executive officers of the Issuer are located at 13275 W. Colonial Drive, Winter Garden, Florida 34787.

On May 28, 2002, Issuer’s shareholders voted in favor of a 5:1 reverse split.  As result, Geils’s held 2,000,000 shares of Issuer’s common stock.  All reference

ITEM 2.  Identity and Background

This statement is being filed by Geils with principal offices at 1866 Leithsville Road, #301, Hellertown, Pennsylvania 18055.

The managing member and 5% owner of Geils is Alexander Minella.  Mr. Minella’s principal business address is 1866 Leithsville Road, #301, Hellertown, Pennsylvania 18055. Additional owners of Geils are (i) Alex Minella who owns a 45% interest; (ii) Lauren Minella, a minor who owns a 45% interest; and Lynn Minella who owns a 5% interest.

During the last five years, neither Geils nor Mr. Minella has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Mr. Minella is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Contribution and Exchange Agreement, dated November 30, 2000 (the "Contribution Agreement"), between the Issuer, US Direct Insurance Agency, Inc. (“US Direct”) and all the shareholders of record of US Direct, Geils acquired 10,000,000 (2,000,000 as a result of 5:1 reverse split) shares of common stock of the Issuer (the "Securities") in exchange for 10,000,000 shares of common stock of US Direct.

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Item 4.  Purpose of Transaction

The Securities were acquired for investment purposes.  Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Minella may at any time determine to dispose of some or all of the Securities.  Any decision by Mr. Minella to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Mr. Minella and general economic and market conditions.

Except as set forth above, Mr. Minella does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure;  (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amendment; or (j) any action similar to any of those enumerated above.  Mr. Minella may formulate plans or proposals with respect to one or more of the foregoing in the future.

Geils has not acquired or sold any shares of Issuer’s common stock effecting its percentage of ownership.  This amended 13D is being filed to reflect a change in its percentage of ownership which resulted from an increase the number of Issuer’s outstanding shares.

Item 5.  Interest in Securities of Issuer

(a)

Geils is the registered and direct beneficial owner of the Securities. Geils may also be deemed to be the indirect beneficial owner of (i) 145,000 shares of Common Stock owned by Zoom2Net Corp., a corporation which Mr. Minella is the sole shareholder and sole officer, (ii) 58,250 shares of Common Stock owned by Lynn Minella, (iii) 90,800 shares held on behalf of Alexander C. Minella in a custodial account, and (iv) 105,000 shares held on behalf of Lauren Minella in a custodial account (iv) 34,690 shares of Common Stock and 42,500 shares of Common Stock that may be purchased under currently exercisable options and 10,000 shares of Common Stock that may be purchased under options that vest over a three-year period held by Mr. Minella; however, Geils disclaims such beneficial ownership of such shares pursuant to Rule 13d-4.

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(b)

Mr. Minella holds shared voting and dispositive power with respect to the Securities directly and indirectly owned by Geils Ventures, LLC by virtue of his status as managing member.  Mr. Minella is considered to have sole voting and dispositive power of the shares, which he is a direct beneficial owner.

(c)

Not Applicable

(d)

Not Applicable

(e)

Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.  Material to Be Filed as Exhibits

Not Applicable

                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:    /s/ Alexander Minella

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Date:  May 25, 2006

Alexander Minella,

                                          Managing Member